EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2006	2007	2008	2009	2010
Fixed Charges and Preferred
Stock Dividends:
Interest	$ 102	$ 105	$ 107	$ 118	$ 153
Interest portion of annual rentals	3	3	1	1	1
Total fixed charges	105	108	108	119	154
Preferred stock dividends (1)	8	7	7	7	7
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 113	$ 115	$ 115	$ 126	$ 161
Earnings:
Pretax income from continuing operations	$ 394	$ 406	$ 451	$ 550	$ 531
Total fixed charges (from above)	105	108	108	119	154
Less: Interest capitalized	1	3	13	4	1
Total earnings for purpose of ratio	$ 498	$ 511	$ 546	$ 665	$ 684
Ratio of earnings to combined fixed charges and preferred stock dividends	4.41	4.44	4.75	5.28	4.25

Ratio of earnings to fixed charges	4.74	4.73	5.06	5.59	4.44

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.